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                                                                    Exhibit 12.1
                    The Dow Chemical Company and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                                   (Unaudited)

                                                              For the
                                                           Three Months
                                                               Ended
                                                             March 31,                    For the Years Ended December 31,
                                                           ------------------------------------------------------------------------
                                                              2003          2002        2001         2000        1999        1998
                                                              ----          ----        ----         ----        ----        ----
                                                                                        (in millions)
Net income (loss) from continuing operations               $      85     $   (405)     $ (417)     $ 1,675     $ 1,637      $ 1,707
Add (deduct):
   Income taxes                                                   47         (280)       (228)         839         874          902
   Capitalized interest                                          (11)         (51)        (54)         (98)        (96)         (90)
   Amortization of capitalized interest                           16           62          60           58          58           62
   Equity in earnings of nonconsolidated affiliates              (39)         (40)        (29)        (354)        (95)         (31)
   Distributed income of nonconsolidated affiliates               53           92          54          132         153          154
   Minority interests' share in income                            17           63          32           72          74           20
                                                                  --           --          --           --          --           --
Income (loss) as adjusted                                  $     168     $   (559)     $ (582)     $ 2,324     $ 2,605      $ 2,724
Fixed charges:
   Interest expense including amortization of debt               215          774         733          665         564          607
      discount and capitalized debt costs
   Capitalized interest                                           11           51          54           98          96           90
   Rental expense - interest component                            30          126         128          128         131          130
                                                                  --          ---         ---          ---         ---          ---
Total fixed charges                                        $     256     $    951      $  915      $   891     $   791      $   827
Adjusted earnings (loss) available for the payment
   of fixed charges                                        $     424     $    392      $  333      $ 3,215     $ 3,396      $ 3,551
Ratio of earnings to fixed charges                               1.7           (a)         (b)         3.6         4.3          4.3

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(a)  As a result of a pretax charge of $828 million related to Union Carbide
     Corporation's potential asbestos-related liability and pretax merger-related expenses and restructuring of $280 million, earnings for the year ended December 31, 2002 were inadequate to cover fixed charges, with a deficiency of $559 million.

(b) As a result of $1,487 million in pretax costs recorded for merger-related expenses and restructuring, earnings for the year ended December 31, 2001 were inadequate to cover fixed charges, with a deficiency of $582 million.